September 10, 2010

VIA U.S. MAIL AND FACSIMILE

Neil McMurdie
ING US Legal Services
One Orange Way, C1S
Windsor, CT 06095-4774

> Re: Variable Account C
> ING Life Insurance and Annuity Company- Multiple Sponsored Retirement
> Options II
> Initial Registration Statement on Form N-4
> File Nos. 333-167680 & 811-02513

Dear Mr. McMurdie:

The staff has reviewed the above-referenced registration statement, which the Commission received on June 22, 2010. We have given the registration statement a full review. Based on our review, we have the following comments (page numbers refer to the courtesy copy):

1. Cover

    a. In the *Investment Options* paragraph, please explain who the "contract holder" is.

    b. Please clarify if the Guaranteed Accumulation Account prospectus is provided to participants/contract holders when this option is made available.

    c. Getting Additional Information. Please delete the word "information" from the first sentence and instead state that a contractowner may send an email or call the "contact . . .".

    d. Please explain the meaning of Footnote 3 that ING U.S. Stock Index Portfolio is available only on a limited basis and requires Company approval. Please further explain how decisions to approve or disapprove allocations to this portfolio are made.

2.   Fee Tables, page 6

Please place all footnotes in one place following the fee table.

3.   Examples, page 7

Please remove "hypothetical" from the caption before the Examples.

4.   Variable Annuity Account C/The Company, page 9

Please provide additional disclosure describing the relationship between guarantees associated with living benefits, or other contract guarantees, and the claims paying ability of the company and its general account.

5.   Annual Maintenance Fee, page 21

Please disclose that any increase in the fee will remain within the $50 maximum fee listed in the fee table.

6.   Death Benefit: The disclosure describes several death benefits that are available under various contracts. Please explain to the staff how it is determined which benefit(s) will be available under a contract. Please also explain why contracts with different death benefits are not registered separately.

7.   Benefit Payment Options, page 30

Disclosure indicates lump sum payments will be made in an interest bearing account backed by the general account that may be accessed by the beneficiary through a checkbook. Please prominently disclose that this account is not FDIC insured and that interest on these accounts may be less than could be achieved by taking a lump sum payment and investing it outside of the contract.

8.   Nonlifetime Income Phase Payment Options, page 34

Please explain why, during the income phase, a lump sum elected before 5 years of income phase payments is treated as a withdrawal during the accumulation phase with the possibility of an early withdrawal charge.

9.   Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

10.   Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6760. Mail or deliveries should include a reference to Mail Stop 4644.

Sincerely,

Jeffrey A. Foor
Senior Counsel
Office of Insurance Products